THUS Group plc
1-2 Berkeley Square
99 Berkeley Street
Glasgow G3 7HR

T 0141 565 6000
F 0141 270 9005
www.thus.net

04030424

thus

14 May 2004

82-34650

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED MAY 25 2004 WASH. D.C. 181

PROCESSED JUN 15 2004 THOMSON FINANCIAL

Dear Sirs

THUS Group plc (File No. ~~82-5260~~)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 20 November 2003 to date, and

(2) A list of U.S. holders of shares in the Company as at 31 April 2004.

(3) A copy of this letter which I request that you date stamp and return in the self-addressed envelope also enclosed herewith.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

David Macleod

David Macleod
Company Secretary

Enc.

dlw 6/15

THUS Group plc
1-2 Berkeley Square
99 Berkeley Street
Glasgow G3 7HR

T 0141 565 6000
F 0141 270 9005
www.thus.net

thus

14 May 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Dear Sirs

THUS Group plc (File No. 82-5260)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 20 November 2003 to date, and

(2) A list of U.S. holders of shares in the Company as at 31 April 2004.

(3) A copy of this letter which I request that you date stamp and return in the self-addressed envelope also enclosed herewith.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

David Macleod

David Macleod
Company Secretary

Enc.

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS was today informed by Deutsche Bank AG that on 10 May 2004 Deutsche Bank AG, London had a notifiable interest in 41,910,649 THUS Group plc ordinary shares (representing approximately 3.11% of the THUS Group plc ordinary shares in issue).

For further information:

THUS
Nicola Atkinson 020 7763 3156

Smithfield
Nicholas Bastin 020 7360 4900

For Immediate Release

29 March 2004

THUS Group plc ("THUS")

Directors' dealing in shares

THUS was today informed that Margaret Ford, a non-executive director of THUS, today purchased 10,229 ordinary shares at 33.9 pence per share. Her total holding is therefore now 51,149.

For Further Information:

THUS
Nicola Atkinson, 020 7763 3156

Smithfield
Nicholas Bastin, 020 7360 4900

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS was today informed by Legal & General Group plc that on 2 February 2004 Legal & General Group and / or its subsidiaries had a notifiable interest in 54,409,011 THUS Group plc ordinary shares (representing approximately 4.03% of the THUS Group plc ordinary shares in issue).

For further information:

THUS
Nicola Atkinson 020 7763 3156

Smithfield
Nicholas Bastin 020 7360 4900

28 January 2004

THUS Group plc
TRADING UPDATE

THUS delivers positive free cash flow ahead of target

THUS Group plc today announces that the Company turned free cash flow[1] positive in the third quarter of the financial year, which ends on 31 March 2004, one quarter earlier than expected. As a result, THUS will be free cash flow positive for the second half of the current financial year.

The early delivery of free cash flow positive marks an important milestone in the development of the business. THUS believes that it is the first UK alternative telecommunication operator to have achieved this goal on a sustainable basis.

The Board remains comfortable with expectations for the full year and is confident that the business is on a steady trajectory to deliver positive operating profit in the second half of the next financial year ending 31 March 2005.

The company will announce a pre-close trading update on 29 March, ahead of its Preliminary Results on 4 May 2004.

Commenting on today's trading update, William Allan, Chief Executive said:

"Today's announcement validates our consistent focus on delivering profitable growth to create sustainable shareholder value. Despite challenging trading conditions and continued uncertainty on the market structure for UK telecommunications, we remain confident on our trajectory for our key financial objective for operating profit in the second half of the next financial year."

[1] Cash flow after returns on investments and servicing of finance and capital expenditure

Further information

THUS Group plc

Kathryn Rhinds, Investor Relations Manager	020 7763 3126
Deborah Rodger, Head of Press & Corporate Communications	0141 566 3167

Smithfield Financial

John Antcliffe	020 7360 4900
Nicholas Bastin	

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS was today informed by Aviva plc that on 25 November 2003 Morley Fund Management, a subsidiary of Aviva plc, had a notifiable interest in 40,936,014 THUS Group plc ordinary shares (representing approximately 3.04% of the THUS Group plc ordinary shares in issue).

For further information:

THUS
Kathryn Rhinds 020 7763 3126

Smithfield
Nicholas Bastin 020 7360 4900

THUS GROUP PLC

List of Holders

AS AT 30 APR 2004

SELECTION CRITERIA

SECURITY CODE(S)
BALANCE RANGE FROM 1 TO 99999999999
GEOGRAPHIC CODE(S)

CURITY SELECTION

1 ORDINARY SHARES OF 2.5P EACH

NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0	ABRAMO FRANCES /MS. 345 SOUTH END AVENUE,APPARTMENT 6G,NEW YORK,NY 10280,USA	01	88
0	AGER DORIS MARGARET /MRS. 680 SOUTH MICHAEL WAY,CAMANO ISLAND,WA 98292,USA	01	803
4	AMENDOLARA DIANA GWENDOLYN /MRS. 185 PROSPECT AVENUE,APARTMENT 10H,HACKENSACK,NEW JERSEY 07601-2226, U S A	01	52
7	AMMAR SUZIE SOHEIR /MISS. 72 LEDAR HTS ROAD,STAMFORD,CT 06905,USA	01	3
1	AMAMAN EKOW AIDOO /MR. 628 GAZELLE DRIVE,KISSIMMEE,FL34759,USA	01	97
3	ANBAR SARAWAN /MRS. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	1500
2	ANDREWS ROGER DEREK /MR. 11335 STROUP ROAD,ROSWELL,GEORGIA,30075,USA, AA1 1FF	01	768
6	ANDRIANOPOULOS ALEX /MR. 400 E CALIFORNIA BLVD,APARTMENT 23,PASADENA CA 91106,USA	01	96
9	ANGEL JULIE ROSALIND /MISS. 107 W COMO AVENUE,COLUMBUS,OH 43202,USA	01	88
1	ANGELL RICHARD STEPHEN /MR. 283 VALLEY OAKS DRIVE,WINONA,MINNESOTA,MN 55987,USA	01	126
7	ANNABATHULA JAGAN MOAHN /DR. PO BOX 395,HAROLD,KY 41635,USA	01	96
3	ARCH CEFYN /MR. 12403 KINGS LAKE DRIVE,RESTON,VA 20191,USA	01	109
5	ASIL GISELA /MS. 5759 PARKVIEW LAKE DRIVE,ORLANDO,FLORIDA 32821,USA	01	2616
9	AUSTIN PHILIP /MR. 1917 SULLY COURT,WINCHESTER,VIRGINA 22601,USA	01	4
6	AXLER MARK /MR. 77 OAKWOOD DRIVE,LONGMEADOW,MASSACHUSETTS 01106,U S A	01	151
6	AYERS HELEN MARIE /MS. 201 E 9TH STREET,APT DI ROOSEVELT APTS,ABERDEEN,WA 98520-2534,USA	01	22
9	BAILEY CAROLINE JILL /MRS. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
3	BAILEY ROBERT MALCOLM /MR. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
9	BALLANTYNE ALISON ELIZABETH 48 COOPER ROAD,MANSFIELD,MASSACHUSSETS,MA02048 USA	01	175

P03728

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
05041122	BARAZANJI KAMAL AL- /MR. 187 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	700
02444974	BARBER PETER /MR. 619 CAROLINA BEACH AVENUE NORTH,CAROLINA BEACH,NC 28428,USA	01	88
02444953	BARBER PETER /MR. NB A/C 619 CAROLINA BEACH AVE NORTH,CAROLINA BEACH,NC28428,USA	01	88
03422658	BARRETT MARY MARTHA /MISS. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
00037906	BASUITA DAVINDER SINGH /MR. 1332 NELSON WAY,SUNNYVALE,CALIFORNIA,CA 94087,USA	01	279
02517841	BATTERSBY GRAHAM CHARLES /DR. 2468 SOUTH SEVENTH STREET,ANN ARBOR,MI 48103,U S A	01	185
03263241	BHOT ABAN /MRS. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
03263176	BHOT ABAN /MRS. DB A/C 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
03263160	BHOT MANECK /MR. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
04960000	BLYTHE SUSAN NICOLA /MS. P O BOX 3605,CHICO 95927,CALIFORNIA,U S A	01	74
01828517	BOWEN SANDRA MELANI SILVA /MRS. 1056 GRASS VALLEY ROAD,CHULA VISTA,CA 91913,USA	01	88
01869870	BRERETON MARK CHARLES /MR. 37 DOVER DR,ROME,GA 30161,USA	01	97
0448767A	BRIDLE ELLEN SANDRA /MRS. 18 ADAMS AVENUE APT 1,WATERTOWN MA,02472-1391,USA	01	404
04905517	BROOMHEAD SUZANNE ELIZABETH /MRS. 11700 GLENN ABBEY WAY,CHARLOTTE,NORTH CAROLINA 28277,U S A	01	36
04742701	BROWN JULIAN /MR. 1133 NW 11TH AVENUE,APT 519,PORTLAND OR 97209,USA	01	2613
0583784A	BROWN LINK /MR. BROWN CRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,USA	01	10852
05838280	BROWN LINK /MR.,JNR BROWN CHRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,TN 37616,U S A	01	128
0174650A	BROWN SANDRA /MRS. 3221 BRENNAN DRIVE,RALEIGH,NORTH CAROLINA 27613,USA	01	88
02077348	BULLARD STEPHEN /MR. 1152 VERDON DRIVE,DUNWOODY,ATLANTA,GEORGIA 30338,USA	01	123

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
00794310	BUNCH ANTHONY STEWART /PRIVATE. 12912 TARA LANE,ANCHORAGE,AK 99516,UNITED STATES OF AMERICA	01	518
04505545	BURDEN ALEXANDER B /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	891
03662749	BURDEN ALEXANDER BUCHAN /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	2313
04494258	BURDEN LESLEY /MISS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	1493
04876295	BURDEN LESLEY /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON,97035,USA	01	1177
03693092	BURDEN LESLEY CAROLINE /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	487
00652516	BURGESS KATHY SUE /MS. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99507,USA	01	364
00982896	BUTLER ZOE FRANCES 181 ADA AVENUE NO 37,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	401
01679235	CAMPBELL ROBIN ANDREW DAVID /MR. 2404 STAPLES AVENUE,KEY WEST,FLORIDA 33040,USA	01	105
01679240	CAMPBELL SUZANNE POIRIER /MRS. 2404 STAPLES AVENUE,KEY WEST,FLORIDA,33040 U S A	01	96
02540383	CARVALHO LESLIE /MR. 1183 AVENIDA AZUL,SAN MARCOS,CA 92069,USA	01	97
02410912	CASBURN GEORGINA MARY /MS. 8301 PENOBSCOT ROAD,RICHMOND,VA,23227,USA	01	105
03546606	CHANDRA NEERAJ /MR. 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	109
03546613	CHANDRA NEERAJ /MR. AC A/C 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	178
00961969	CHARLES ROBIN CLARK /MR. 16218 77TH AVENUE NE,ARLINGTON,WA 98223-6215,USA	01	535
0477827A	CHERN CYNTHIA ANN /MS. 5301TONYAWATHA TRAIL,MONONA,WI 53716-2920,USA	01	969
03590722	CHONG SIOK KIM /MRS. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
03590717	CHONG SOON SEAN /MR. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013167	CHONG SOON SEAN /MR. YCC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013172	CHONG SOON SEAN /MR. YKC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123

NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
39	CHRISTIE ADA EMILY AGNES /MRS. 500 S CHAFFEE ROAD NO61, JACKSONVILLE, FL 32221, USA	01	265
34	CLAIR GRAEME FRANCIS ST /MR. 3408 ONEIDA AVENUE, ALTOONA, PA 16602, USA	01	90
67	CLARKE DAVID THOMAS /MR. 30 RAMAPO DRIVE, BASKING RIDGE, NJ 07920, USA	01	500
24	CLEMMER HUGH /MR. 142 MALBORO COURT, MARYVILLE, TN 37803, USA	01	46
8A	COBB DAVID /MR. 22811 EAGLE WATCH COURT, KATY, TEXAS 77450-8678, USA	01	219
6A	COCHRANE CHRISTOPHER D A /MR. 385 WESTERN DRIVE, POINT RICHMOND, CA 94801 3754, USA	01	401
99	CODONI ROSEMARY /MS. 4876 FAIRWAY DRIVE, ROHNERT PARK, CA 94928-1307, USA	01	2
11	COLLIER JEAN BARBARA /MRS. 8655 WEST DAVIS STREET, DES PLAINES, ILLINOIS 60016, USA	01	240
41	COMBS DUDLEY /MR. 1625 ALBANY AVENUE, LOUISVILLE, KY 40216-2613, USA	01	28
76	CORKERY GEORGE /MS. 3017 CASCADIA AVENUE S, SEATTLE, WA 98144-6213, USA	01	2489
96	CORTES SARAH CATHERINE /MRS. 14210 SENECA ROAD, DARNESTOWN, MARYLAND, 20874, USA	01	100
33	CORYDON & OHLRICH INC BOX 1208, COMFORT, TX 78013-1208, USA	01	270
37	COVITZ MIRIAM /MRS. DECD EXOR/S/ LEON NEVILLE COVITZ ABI FREDA ESTHER COVITZ RACHEL IMMEINU 5247 SEATON DRIVE, ATLANTA, GEORGIA, 30338, USA	01	495
19	COX EMMA CAROLINE /MRS. 7004 BOULEVARD EAST, 42D GUTTENBURG, NJ07093, USA	01	146
60	CRASE BEVERLY JEAN /MS. 4470 IVORY WAY NE, SALEM, OR 97305-2147, USA	01	47
2	CUSHMAN KAY /MRS. 299 SHASTA DRIVE NO 65, VACAVILLE, CA 95687, USA	01	8
A	DALDRY DOROTHY FLORA /MRS. 14930 BRAMBLEWOOD, HOUSTON, TX 77079, USA	01	96
5	DENNISON JUSTIN EASTAWAY /MR. 1563 DORCEY LANE, SAN JOSE, CALIFORNIA, CA 95120-5726, USA	01	56
8	DENSHAM SARAH JANE /MISS. 5915 PISTOIA WAY, SAN JOSE, CALIFORNIA 95138, USA	01	97

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02572727	DEOL INDRANEE M /MRS. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	96
02572732	DEOL RAJPAL SINGH /MR. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	88
04778097	DETTMAN CAROLINE /MS. 808 CLARK STREET,ALGOA,WI 54201-1533,USA	01	724
04778494	DICKSON ARLENE /MS. 9524 LILLA LN,PALO CEDRO,CA 96073,USA	01	997
04778008	DIMMITT MARY /MS. 1816 G ETH,FREMONT,NE 68025-3628,USA	01	123
04858389	DIXON PAUL /MR. 30 MORNINGVIEW CIRCLE,LAKE OSWEGO OREGON 97035,U S A	01	3522
04654889	DODSON KAYE ROSAMUND /MRS. 2102 SHEFFIELD DRIVE,NACOGDOCHES,TEXAS 75961,USA	01	505
02179899	DUCKWORTH PETER THOMAS HENRY /MAJOR. 1702 SINGING PALM DRIVE,APOPKA,FLORIDA 32712,USA	01	216
02149547	DUFFY KEITH PHILIP /MR. 1400 SOUTH JOYCE STREET,APARTMENT C613,ARLINGTON VA 22202,USA	01	88
04981672	EDELSTEIN FIONA MACDONALD /MRS. 16 OAK TREE LANE,SCHENECTADY,NY 12309,USA	01	294
04777387	ELLIOT DONNETIA NEWELL /MS. 2100 FAUN GLEN,SAN ANTONIO,TX 78232-4904,USA	01	193
02365405	ELLIS CHRISTINE M /MRS. 12003 TWILIGHT SKY CT,HOUSTON,TEXAS,TX 77059,USA	01	96
0229411A	ELLIS MATTHEW JAMES CLIFFORD /DR. 3724 BENTLEY DRIVE,DURHAM,NC 27707,USA	01	96
04617277	ELLIS OWEN ANTHONY /MR. 130-37,225 STREET,LAURELTON QUEENS,NEW YORK USA	01	97
03817205	EMERSON PAMELA JOAN /MRS. 3555 E THIMBLE PEAK PLACE,TUCSON,ARIZONA 85718,USA	01	855
04568018	EVANS ELIZABETH ANNE /MRS. 919 RUTH STREET,PITTSBURGH,PA 15243,USA	01	27
02813218	EVERED JACLINE RAE /MRS. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
02813223	EVERED JOHN DAVID /MR. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
00795389	FALLEN WILLIAM JOSEPH /MR. 11 FARMINGDALE LANE,NEWARK,DELAWARE 19711,USA	01	130
02261732	FAN QIMIAO /MR. 10100 CRESTYBERRY PLACE,BETHESDA,MARYLAND,MD 20817,USA	01	540

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01689788	FEDER EDWARD /MR. 133-05 NEWPORT AVENUE,BELLE HARBOR,NY 11694,USA	01	96
04813174	FERNANDEZ CAROLE /MRS. APARTMENT 204,35 VINE STREET,WINCHESTER,BOSTON MA 01890,U S A	01	27
02078434	FITCH AGNES WELLS KENNEDY /MRS. 11615 CHERRY KNOLL,HOUSTON,TEXAS 77077,U S A	01	88
0207844A	FITCH ROBERT CAMPBELL /MR. 11615 CHERRY KNOLL,HOUSTON,TEXAX 77077,U S A	01	88
02282236	FLANNERY INGRID LOUISE /MRS. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
03656870	FLANNERY SIMON WILLIAM PHILIP /MR. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
00656953	FORBES AUDREY MARY /MRS. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA	01	649
00656969	FORBES STUART LINDSAY /MR. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA	01	441
01227632	FORD BRENT /MR. 24 FAENZA,NEWPORT COAST,CA 92657,U S A	01	649
01227648	FORD PATRICIA /MRS. 24 FAENZA,NEWPORT COAST,CA 92657,U S A	01	649
02843891	FORSTER BARBARA /MRS. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA	01	231
04122968	FORSTER MICHAEL KENNETH /DR. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA	01	133
02640560	FOULSTON MATTHEW JOHN /MR. 4811 MALIBU DRIVE,BLOOMFIELD,MICHIGAN 48302,U S A	01	96
04802677	FRAME AUDREY /MRS. 144 WALNUT LANE,IRMO,COLUMBIA,SOUTH CAROLINA SC 29212,USA	01	524
02641910	GALLOW AMANDA ENID /MRS. 5015 PASADENA WAY,BROOMFIELD,CO 80020,USA	01	123
05124913	GALLOWAY FIONA KATE /MRS. GALLOWAY GREGORY ALAN /MR. 51 COTTAGE PLACE,TARRYTOWN,10591,NEW YORK,U S A	01	728
03100071	GAMBLE MICHAEL HENRY /DR. APARTMENT 1027,3777 PEACHTREE PLACE,3777 PEACHTREE ROAD, ATLANTA GEORGIA 30319 USA	01	97
04745061	GANGESHAN PRABAKARAN /MR. 3008 WHITE OAK COURT,LAGRANGE,GEORGIA 30240,USA	01	56
04211757	GARVEY PATRICIA ANNE /MRS. 4567 SOUTH 87TH DRIVE,GULFSTREAM POLO CLUB,WEST LAKE WORTH, FLORIDA 33467,USA	01	5

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03359051	GETTS DAVID HARRY /MR. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
03359067	GETTS SARAH JANE /MRS. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
04634609	GILLETT JOSEPH ANTHONY ALBERT /MR. 7705 EAST DOUBLETREE RANCH ROAD,NO 7,SCOTTSDALE,ARIZONA USA	01	1612
01880856	GLOVER SHEENA KATHLEEN /MRS. 1668 HALYARD COURT,LAFAYETTE,COLORADO 80026,USA	01	401
03366599	GOEL JASLEEN /DR. 8243 FARWICK COURT,CINCINATTI,OHIO 45249,USA	01	189
03366601	GOEL SHARAD /DR. 8243 FARWICK COURT,CINCINNATI,OHIO 45249,USA	01	88
02503615	GOGIA RAJENDRA SINGH /MR. 2510 QUEENS WAY,NORTHBROOK,IL-60062,USA	01	96
02503620	GOGIA SUDESH /MRS. 2510 QUEENS WAY,NORTHBROOK,IL 60062,USA	01	96
04777055	GOLDSTEIN CONNIE /MS. 4 BERKELY PL,LAWRENCE,NY 11559-2504,USA	01	662
0237253A	GOSNELL CHRISTOPHER JAMES /MR. 101 ELLIOT LANE,GOLDEN,CO 80403,USA	01	468
01368852	GOULD PATRICIA KAY /MRS. 12914 43RD AVE CT NW,GIG HARBOUR,WA 98332,USA	01	140
00648860	GREET DAVID NORMAN /MR. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99516,USA	01	588
04777371	GRIBAUSKAS VIOLA /MS. 1079 E BEECH CIRCLE,COTTONWOOD,AZ 86326-4229,USA	01	1224
01893344	GRUNDY GEORGE /MR. 13609 QUERY MILL ROAD,NORTH POTOMAC,MD 20878,UNITED STATES OF AMERICA	01	249
00976262	GULGULE UDAY C/O MRS VANITA NAYAK,15 BERRYL COURT,SEWELL,NJ 08080,USA	01	56
04778013	GURNEE MARION HAMILTON /MS. RT 3 BUCKWHEAT BRIDGE ROAD 37,GERMANTOWN,NY 12526-5502,USA	01	997
04679400	HABELOW SUSAN CHRISTINE /MS. 1 ECHO LANE,WOODSIDE,CALIFORNIA 94062-4801,U S A	01	51
00676794	HAIDER AGA ZIA /DR. 7807 BENT TREE DRIVE,AMARILLO TX 79121,USA	01	1300
00035433	HALE ALLISON /M/S. 916 HERMOSA WAY,MENLO PARK,CA 94025,USA	01	1612
04524318	HAND JANET KATHERINE /MRS. CHATFIELD,PO BOX 37 WAINSCOTT,LONG ISLAND NEW YORK 11975,USA	01	27

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04776468	HANGARTNER LEONARD /MR. 1601 AVE O,SCOTTSBLUFF,NE 69361-2253,USA	01	1451
05032212	HANNAY DAVID ROBERT /MR. 7 BEECHTREE LANE,PRINCETON,NEW JERSEY 08540,U S A	01	321
04874726	HANNMANN KATHLEEN JEAN /MRS. 961 WAIOLI STREET,HONOLULU,HAWAII,96825,USA	01	50
02150457	HARRIS REBECCA /MS. 2743 WILDWOOD COURT,WINSTON,SALEM,N C 27103,USA	01	267
04819694	HARRISON KEITH /MR. 911 CAMILE LANE,ALOMO,CALIFORNIA,94507,U S A	01	43
04777554	HARTEN RHONDA /MS. 108 BON AIRE CIRCLE W,SUFFERN,NY 10901-7000,USA	01	580
02590740	HARTMAN ANN M /MRS. 5722 WOODLAND CREEK,KINGWOOD,TEXAS 77345,USA	01	96
04778081	HARTMAN DON LEE /MR. 150 MAGGIE BLUFF,LOOKOUT MOUNTAIN,GA 30750-4168,USA	01	1245
08959876	HARVEY ALISON /MRS. 1180 HAZEL AVENUE,CAMPBELL,CA 95008,USA	01	56
02280547	HATAMIAN SOHEILA /MRS. 3172 CYPRESS COURT,MONMOUTH JCT,NJ 08852,USA	01	178
0481901A	HATAMIAN SOHEILA /MS. 3172 CYPRESS COURT,MONMOUTH JCT,NJ 08852,USA	01	218
04476234	HAYLES ALISON JANE /MISS. 1430 BRIGHTON LANE,LAKE VILLA,60046,ILLINOIS,USA	01	260
04297784	HENDERSON RONA MARY CATHERINE /MISS. 810 PATTEE DRIVE,WAUPUN,WISCONSIN 53963-1760,USA	01	293
05027885	HENDERSON WILLIAM SCOUGAL /MR. 8821 FOREST GLEN DRIVE,IRVING,TEXAS 75063,U S A	01	407
05080883	HERBST SHULEM YAKOV SCHMIELE /MR. 1418 46TH STREET,BROOKLYN,NY 11219,USA	01	181
04686480	HERRMANN SUZETTE /MS. 706 COLBY AVENUE,TAKOMA PARK,MD 20912,USA	01	96
04275423	HIBBERT MARCEL /MR. 1592 COVINGTON AVENUE,WESTLAKE WILLAGE,CALIFORNIA 91361,USA	01	96
0427774A	HILL JACQUELINE /MRS. 7 WOODHAVEN CRESCENT,MERRYMACK,NH 03054,USA	01	47
04581068	HOLLIS MICHAEL G 5359 PIONEER FORK ROAD,SALT LAKE CITY,UTAH 84108,USA	01	199
01302339	HONIGMANN PETER JOHN /MR. 615 CHATHAM LANE,BLUE BELL,PA 19422 USA	01	326

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
HOUGH JILL /MS. 320 SPALDING DRIVE NE,ATLANTA,GEORGIA 30328,U S A	01	169
HOUGHTON LORRAINE ANN /MRS. 2086 MORENCY DRIVE,RICHLAND,WASHINGTON,99352-9514,USA	01	302
HOWICK MARVIN /MR. 20502 MARINE DR F1,STANWOOD,WA 98292-7834,USA	01	565
HUBER JANET /MS. 810 WALNUT STREET,CHEROKEE,IA 51012-1568,USA	01	1013
HUDSON VERONICA /MRS. 509 SOUTH 24TH STREET,PHILADELPHIA,PA 19146,USA	01	145
HULL RICHARD /MR. 1522 MAINSAIL DRIVE,APT 8,NAPLES,FL 34114,U S A	01	63
HUNT CHRISTOPHER /MR. HUNT LYNN /MS. 1606 DEEP POINT ROAD,WOOLFORD,MD 21677,UNITED STATES OF AMERICA	01	248
HUNTLEY MICHAEL C /MR. 320 SPALDING DRIVE,ATLANTA,GA 30328,USA	01	88
HUTCHEON GRAEME A /MR. 46 TYLER DRIVE,ESSEX JUNCTION,VERMONT,05452,USA	01	589
HUTCHEON RENEE MARY /MRS. 19 ACADIA DRIVE,ROCKLAND,MAINE 04841,USA	01	195
HUTT LESLEY MARGARET /MRS. C/O MR HUTT BAE SYSTEMS,RO DEFENSE,48 RAWLS SPRING LOOP ROAD, BUILDING A HATTIESBURG,MISSISSIPPI 39402 USA	01	384
IVASKA RAYMOND IVASKA DALIA 137 BIRCH LANE,BOX 466,NORTH FALMOUTH,MA 02556 0466,USA	01	1245
JENNINGS CHEOK-YEE /MRS. 4609 WOODFIELD ROAD,BETHESDA,MD 20814,UNITED STATES OF AMERICA	01	88
JENNINGS CHRISTOPHER JOHN /MR. 4609 WOODFIELD ROAD,BETHESDA,MD 20814,UNITED STATES OF AMERICA	01	88
JIA XIAOGUANG /DR. 966 CAPE ANITA PLACE,SAN JOSE,CA95133,USA	01	96
JOHNSON FRANCIS /DR. 18 CORAWAY ROAD,SETAUKET,NEW YORK 11733,USA	01	660
JOHNSON JAMES EZRA /MR. 900 4TH AVENUE NORTH,SAUK RAPIDS,MINNESOTA 56379,USA	01	250
JOHNSON LINDA MARY /MRS. 5559 THOMPSONVILLE HIGHWAY,THOMPSONVILLE,MICHIGAN 49683,U S A	01	109
JONES BETTY YVONNE /MRS. 1300 SOUTHEDGE DRIVE,LITTLE ROCK,ARKANSAS 72227-5631,USA	01	189

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
JONES PAULINE /MRS. 3404 MANSFIELD ROAD,FALLS CHURCH,VA 22041,USA	01	233
JONES REYNOLD UTHER /MR. 5204 PADUA WAY,LAS VEGAS,NEVADA,89107 USA	01	88
JONES ROBERT JOHN /MR. 3404 MANSFIELD ROAD,FALLS CHURCH,VA 22041,USA	01	233
JORDAN ADDIE 291 RICHLAND AVENUE,SAN FRANCISCO,CA 94110-5841,USA	01	210
JOSEPH DAVID /MR. 331 HOWARD SREET,PETALUMA,CA 94952-2720,USA	01	337
JOY MICHAEL ALAN /MR. 1537 CENTER STREET,BETHLEHEM,PA 18018,USA	01	128
KASUGA KARIN RUTH /MRS. 6 PLOVER COURT,ALAMEDA,CA 94501,U S A	01	108
KELLY PATRICIA /MISS. 722 27TH AVENUE,SAN FRANCISCO,CA 94121,USA	01	96
KELLY SHEELAGH BUTLER /MRS. 8 WINTERBERRY WAY,BEDFORD,MA 01730,USA	01	57
KERR IAIN MERRICK /MR. 2410 SNOWBERRY RIDGE COURT,WEST LINN,OREGON 97068,USA	01	1025
KERR LORRAINE /MRS. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON 97035,USA	01	445
KHAMISANI VALLY MOHAMMED /MR. ROOM 427,INTERNATIONAL HOUSE,1414 EAST 59TH STREET, CHICAGO ILLINOIS 60637,USA	01	259
KHAN NAJMUDDIN /MR. 2016 GLENBUCK COVE,GERMANTOWN,MEMPHIS,TN 38139,USA	01	88
KHORI FAREED AL /DR. 2711 CRANSTON ROAD APT B,PHILADELPHIA,PA 19131,USA	01	109
KIAH SCHELLEY PATRICK /MS. SHUTTLEWORTH ANDY /MR. 6643 EMMET TERRACE,LOS ANGELES,CA 90068,USA	01	96
KRIZAK CAROLYN RUTH /MS. 722 MESSIAH VILLAGE,P O BOX 2015,MECHANICSBURG,PA 17055-2015,USA	01	2491
KUMAR SARVADAMAN JEET /DR. ANWAR BALJEET /DR. 1016 PARK AVENUE,OCONTO,WI 54153,USA	01	535
KAAN SIEUWKE VAN DER /MRS. 22811,EAGLE WATCH COURT,KATY,TEXAS 77450,USA	01	219
KAGAN HUGH FRANCIS /MR. 1030 MALLETWOOD DRIVE,BRANDON,FLORIDA 33510-2572,U S A	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04320813	LAMBETH DARRYL GAYLE /MR 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	1555
01970722	LAMBETH SHEILA ELISABETH /MRS. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	109
05135473	LANDELS WILLIAM /MR. 283 N SANDRUN ROAD,SALT LAKE CITY,UTAH,UT 84103,U S A	01	5574
05133661	LANDELS WILLIAM DANIEL /MR. 283 N SANDRUN ROAD,SALT LAKE CITY,UTAH 84103,USA	01	4444
02103827	LATHAM FRED /MR. 210 DEL MESA CARMEL,CARMEL,CALIFORNIA 93923,USA	01	97
0215628A	LAVASANI ANGELA /MRS. 3828 NW HILTON HEAD TERR,PORTLAND,OR 97229,U S A	01	97
02512959	LAWRENCE ARTHUR LESLIE JAMES /MR. 861 N BLUE BEECH LANE,CRAWFORDSVILLE,IN 47933,USA	01	1107
03974668	LAWSON PETER /MR. 5292 HOWELL STREET,ARVADA,COLORADO,80003,USA	01	56
04451273	LAY JENNIFER VIVIAN /MRS. 208 CASCADE ROAD,STAMFORD,CT 06903,USA	01	75
00391563	LEITCH ANDREW JACK /MR. 6500 CHAMPION GRANDVIEW WAY 2212,AUSTIN,TEXAS,78750,USA	01	51
04623767	LEITCH CRAWFORD /MR. 1222 LELAND WAY B,BURBANK,CA 91504,USA	01	119
03520728	LEVER BRIAN KEITH /MR. AKL A/C 16788 EAST BELLEVIEW PLACE,CENTENNIAL,COLORADO 80015,USA	01	97
03520749	LEVER BRIAN KEITH /MR. CJL A/C 16788 EAST BELLEVIEW PLACE,CENTENNIAL,COLORADO 80015,USA	01	97
03520733	LEVER BRIAN KEITH /MR. LJL A/C 16788 EAST BELLEVIEW PLACE,CENTENNIAL,COLORADO 80015,USA	01	97
02865643	LEVER HELEN /MRS. 16780 EAST BELLEVIEW PLACE,CENTENNIALL,COLORADO 80015,USA	01	97
02310027	LIN HAN-MEI /MRS. 143 EAST MIRROR RIDGE CIRCLE,HAZELCREST,THE WOODLANDS,TEXAS 77382,USA	01	97
02253090	LINNELL SUSAN REBECCA /MS. 53 VAN PATTEN PKWY,BURLINGTON,VT 05401,USA	01	128
05040582	LISTER ELAINE /MISS. 205 VIA SAN ANDREAS,SAN CLEMENTE,CA 92672,USA	01	175
02354751	LOBO EHRLICH DA VICTORIA /MR. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
02354767	LOBO ELAINE DA VICTORIA /MRS. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105

CLIENT : 2485 THUS GROUP PLC PRODUCED : 12 MAY 2004 AS AT : 30 APR 2004 PAGE NO : 13

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01398422	LOGAN JOSEPH /MR. LOGAN MARY /MRS. 1303 SE 40TH STREET,CAPE CORAL,FLORIDA 33904,USA	01	96
0482596A	LONDAGIN DAVID /MR. C/O ASSOCIATED BOX COMPANY,PO BOX 10370,GLENDALE,CA 91209-3370,U S A	01	5
01290099	LOW MICHAEL RICHARD TIGHE /MR. 11197 MANDERLY LANE,WELLINGTON,FL 33467,USA	01	293
04777507	LYNCH ROSALINE /MS. 2321 RIVERMONT DRIVE,KINGSPORT,TN 37660-2314,USA	01	123
04777549	LYNCH ROSALINE /MS. 2321 RIVERMONT ROAD,KINGSPORT,TN 37660-2314,USA	01	522
04740270	MACDONALD DONALD GRANT /MR. 3523 EAST PINE BROOK WAY,HOUSTON,TEXAS 77059,USA	01	173
04844361	MACKAY MARGARET MARY /MRS. 124 UTICA ROAD,CLINTON,NEW YORK STATE,13323,USA	01	265
03759253	MACLEOD DONALD IAIN ARCHIBALD /MR. 536 SOUTH RIOS AVENUE,SOLANA BEACH,CALIFORNIA 92075,USA	01	88
00487480	MACLEOD JEAN /MRS. 231 RABBIT TRAIL ROAD,LEOMA,TENNESSEE,38468,USA	01	324
01369878	MACLEOD NORMAN /MR. MACLEOD ANNE KIRSTEN /MRS. 1211 BLADESDALE COURT,KATY,TEXAS 77494,USA	01	88
04786503	MACRITCHIE RACHEL /MRS. 13017 SW KNAUS ROAD,LAKE OSWEGO,OREGON,97034,USA	01	723
05056547	MACRITCHIE RACHEL ANN /MRS. 13017 SW KNAUS ROAD,LAKE OSWEGO,OREGON 97034,U S A	01	2810
0147708A	MAHAKUL BUDHADEB /MR. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4102
01477074	MAHAKUL KRISHNAKOLI /MRS. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4253
03370451	MAHONEY DANIEL MARTIN /MR. 3620 PILGRIM LANE,ALTUSIN,OKLAHOMA 73521,USA	01	97
03986536	MAIRS ROSELENE DOLORES /MRS. 217 CYNTHIA CIRCLE,HOT SPRINGS,ARKANSAS 71913,USA	01	56
04920836	MALEY JANE /MRS. 1087 EAST JARVIS STREET,APARTMENT 102 SHOREWOOD,WISCONSIN 53211, UNITED STATES OF AMERICA	01	56
04226254	MALLIK MRIDULLA /DR. 12103 COUNTY LINE ROAD,CHESTERLAND,OHIO 44026,USA	01	412
02826298	MARCOM ALICE MARY /MRS. 2 DAY LILY PLACE,THE WOODLANDS TX 77381,USA	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01297911	MARTIN COLIN RAYMOND /MR. P O BOX 39,IONIA,NEW YORK 14475-0039,U S A	01	239
04727385	WARWICK CHARLES ROBERT SCOTT /MR. 3219 VOLTA PLACE N W,WASHINGTON D C 20007,U S A	01	535
04777494	MASONE DANIEL MASONE LOIS 531-67TH STREET,HOLMES BEACH,FL 34217-1202,USA	01	181
04740372	MATIAS CREMILDE /MRS. MATIAS MICHAEL /MR. MATIAS CHRISTINE /MISS. 164 SHARP STREET,NORTH DARTMOUTH,MASSACHUSETTS,02747,USA	01	51
02992174	MATTHEWS ANTHONY MICHAEL /MR. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY,KY 41008,USA	01	105
0486708A	MATTHEWS ARTHUR EDWIN /MR. 11 GREEN TERRACE,MANHASSET,NY 11030,USA	01	105
0299218A	MATTHEWS MARGARET ELLEN /MRS. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY KY41008,USA	01	105
04777120	MCALPIN PATRICIA PEYTON /MS. 222 WILDROSE AVENUE,SAN ANTONIO,TX 78209-3815,USA	01	467
03368288	MCCOLGAN DORIS /MRS. 3251 SOUTHFIELD LN,SARASOTA FL 34239,USA	01	96
05111567	MC-CUBBIN SCOTT WILLIAM /MR. CASSIE AUDREY /MRS. JOHNSON GILLIAN /MRS. 807 S RIVER ROAD,NAPERVILLE,IL 60540,U S A	01	649
03027124	MCCUSKER ROSEMARY ANN /MS. PO BOX 946,FULSHEAR,TX 77441-0946,USA	01	105
05065130	MC-FADYEN JAMES /MR. 4120 COLISEUM STREET,NEW ORLEANS,LOUISIANA 70118,U S A	01	350
05116831	MC-KECHNIE DOREEN JOYCE /MS. 131 MERION ROAD,DOVER,DELAWARE,DE 19904-1571,USA	01	540
03324470	MCKEOWN HAZEL DAWN /MRS. 2052 COUNTRY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324486	MCKEOWN LISA KATE /MISS. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324491	MCKEOWN PAUL GERRARD /MR. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
05089337	MC-LEAN GREGORY /MR. 27 ROMERLY ROAD,THE LANDINGS,SAVANNAH,GEORGIA 31411,USA	01	351
03728957	MCLINTIC ANNE MARGARET /MISS. SPAULDING MOUNTAIN FARM,37 HARTWELL ROAD,STRONG,ME 04983,USA	01	56

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
MCNAUGHT ALISON FRANCES /MISS. 1101 ECLIO ST,SANTA MONICA,CA90403,USA	01	123
MEYER ELEANOR 450 OLD SAN FRANCISCO ROAD F106,SUNNYVALE,CA 94086-6371,USA	01	247
MILES PATRICIA DOROTHY JOAN /MRS. 7411 TAWAS AVENUE,KALAMAZOO,MI 49009,USA	01	98
MILLER ALAN RAY /MR. 33 WALT WHITMAN BLVD,STAFFORD,VA 22554,USA	01	96
MILLER FRANCES /MS. 21126 COUNTY ROAD 18,ARLINGTON,NE 68002,USA	01	123
MILLER GEORGE ERNEST /DR. 12 PERKINS COURT,IRVINE,CALIFORNIA 92612,USA	01	186
MITCHELL GRAHAM IRVING /MR. 564 COUNTY ROAD 614,ASBURY NJ 08802,USA	01	105
MITCHELL RICHARD /MR. C/O 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	242
MITCHELL RICHARD /MR. 697 BALMORAL ROAD,WINTER PARK,FLORIDA,32789,USA	01	119
MOFFAT SHIRLEY ANN /MISS. 13534 CLARETON LANE,CYPRESS,TEXAS 77429,USA	01	128
MOHAMMED TASNEEM /MRS. ANALOG DEVICES,21 OSBORN STREET,CHABRIDGE,MASSACHUSETTES, MA 02139 USA	01	233
MOHAMMED ZUALFQUAR /MR. ANALOG DEVICES,21 OSBORN STREET,CAMBRIDGE,MASSACHUSETTES MA 02139, U S A	01	233
MOORE RODNEY PETER /MR. 1070 NW 117TH AVENUE,CORAL SPRINGS,FLORIDA 33071,U S A	01	114
MORAN DAPHNE ELIZABETH /MRS. 164 THORNTON DRIVE,PALM BEACH GARDENS,FLORIDA 33418,U S A	01	1182
MORENO JOANNA LUCY /MRS. 11560 PENNEY ROAD,CONIFER,COLORADO 80433,USA	01	240
MORFIT GARRISON MASON /MR. 27/21 RITTONHOUSE STREET NW6,WASHINGTON DC 20015,U S A	01	84
MORGAN JAMES A /MR. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
MORGAN JAMES ALEXANDER /MR. JAM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
MORGAN JAMES ALEXANDER /MR. SGM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02334411	MORGAN SUSANNAH M /MRS. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
01600928	MOULDEN ADAM OGILVE /MR. 135 LAUREL WAY,MOUNTAIN VIEW,CA 94040,USA	01	97
04497681	MOULLIN VALANTINE /MRS. CORAL RIDGE TOWERS EAST,3300 NE 36TH STREET,APARTMENT 320, FORT LAUDERDALE FL33308,USA	01	174
04790557	MULLAN HUGH JOSEPH /MR. MULLAN CATHERINE /MRS. 13055 SOUTHWEST PRINCETON,LAKE OSWEGO,OREGON,97035,USA	01	690
05012191	MURRAY DAVID IAN /MR. 1667C KANEPOONUI ROAD,KAPAA,KAUAI,HI 96746,USA	01	347
01306945	MURRAY JAMES /MR. 615 NOE STREET,APT 3,SAN FRANCISCO,CA 94114 USA	01	233
02767113	MURRAY KAY CHRISTINE /MRS. 17 CARTER DRIVE,CHELMSFORD,MA 01824,U S A	01	97
05012204	MURRAY RONALD FREDERICK /MR. 12411 SHADY DOWNS DRIVE,HOUSTON,TEXAS,U S A	01	348
00511101	NEIL JEAN MUIRHEAD /MISS.,DECD EXOR/S/ MR GEORGE CALDWELL NEIL 12 ASPEN WAY,MORRISTOWN,NJ 07960,USA	01	324
05141111	NELSON AMANDA JANE /MISS. 5344 ROSALIA WAY,LAKE OSWEGO,OREGAN,97035,USA	01	442
00836526	NELSON ROBERT FRANK BRIAN /MR. 28 SANTA CRUZ,RANCHO SANTA MARGARITA,CALIFORNIA 92688,U S A	01	1180
01371017	NESS JAMES THOMAS KENNEDY /MR. 4519 BRANCHMEAD COURT,KATY,TEXAS 77450,USA	01	96
01710187	NEWBLE KIRSTEN DANIELLE /MRS. 1465 POTTER LANE,WAYNE,PA19087 1336,USA	01	105
0222779A	NEWMAN MARC /MR. 11 TIGERS COURT,MERCERVILLE,NJ 08619,USA	01	88
04776238	NIEMEYER MARION /MS. 403 DEBORAH LN,MOUNT PROSPECT,IL 60056-2821,USA	01	393
02289011	NORMAN JULIA LOW /MRS. PO BOX 1295,VINEYARD HAVEN,MA 02538,USA	01	88
02202073	NOWERA MOHAMED HESHAM /DR. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02202089	NOWERA MONA RIAD /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02202094	NOWERA MONA RIAD /MRS. ON A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
NOWERA MONA RIAD /MRS. SHN A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
NUTTALL CHRISTOPHER LAIRD /MR. 1201 HUDSON STREET,APARTMENT 1101,HOBOKEN,NJ 07030-7406,USA	01	105
OCONNELL PETER FRANCIS /MR. 330 EAST 240TH STREET,BRONX,NEW YORK 10470,U S A	01	88
ODELL TREVOR ARTHUR /MR. 163 CRANBERRY DRIVE,HOPEWELL JUNCTION,NY 12533,USA	01	416
ODONNELL FAY /MISS. 910 WRIGHT AVENUE,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	96
ODONOGHUE JOSEPH /MR. 401 EAST 89TH STREET,APARTMENT 10J,NEW YORK,NY 10128, UNITED STATES OF AMERICA	01	589
OHARA MARIE THERESA /MS. 278 ASPETUCK RIDGE ROAD,NEW MILFORD,CT 06776,USA	01	109
OHARE FRANCES /MR. 21100 STATE STREET 67,SAN JACINTO,CALIFORNIA 92583-8067,USA	01	109
OLDAKER STANLEY OLDAKER DORA 945 NEWPORT STREET,OCEANSIDE,CA 92057-4214,USA	01	677
OLDRIDGE KARL /MR. 503A BUENA VISTA,SANTA CRUZ,CA 95062,USA	01	761
O'ROURKE ANGELA 111 HAWTHORN PLACE,BRIARCLIFF,NEW YORK,10510 USA	01	47
OVERBEY WILLIAM /MR. BOX 38,RUSTBURG,VA 24588-0038,USA	01	499
ANCHAL J /MR. 3904 CREEK BANK DRIVE,EDMOND OK 73003,USA	01	3
ANCHAL T /MRS. 1201 NW,182ND ST,EDMOND,OKLAHOMA 73003,USA	01	3
ANKHURST JOHN WILLIAM /MR. 4423 LAKERIDGE DRIVE,INDIANAPOLIS,IN 46234,USA	01	29
APP WENDY ELIZABETH /MRS. 13208 MAPLE STREET,CHARLEVOIX,MI 49720,USA	01	1568
ARR PEYTON MICHAEL /MR. 601 NW 14TH STREET,OKLAHOMA CITY,OK 73103,USA	01	926
ATEL DINESH /MR. 2867 SPICEWOOD LANE,KENNESAW,GEORGIA,GA 30152-7436,USA	01	500
ATEL HEMANT KUMAR /MR. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
PATEL HEMANT KUMAR CP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
PATEL INDUMATI /MRS. 9310 WESTOVER CLUB CIR,WINDERMERE,FL34786 6239,ORLANDO,USA	01	3400
PATEL NILA /MRS. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
PATEL NILA /MRS. AP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
PATEL NILAM /MRS. 17601 NORTH 56TH PLACE,SCOTTSDALE,ARIZONA 85254,USA	01	88
PATEL PRAFUL /MR. 17601 NORTH 56TH PLACE,SCOTTSDALE,ARIZONA,USA	01	88
PATEL SHAILESH /MR. MP A/C 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
PATEL SHAILESH /DR. PP A/C 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
PATEL SHAILESH S 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
PATEL SHILA S /MRS. 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
PATON LEONA MILES /MRS. C/O MR W V PATON,AHLSTROM,2 ELM STREET,WINDSOR LOCKS,CT06096 USA	01	106
PEARSON MOIRA 2005 WHITE OAK ROAD,RALEIGH NC 27608,USA	01	96
PENFOUND ANNE FRANCIS /MRS. 523 NE HAZELFERN PLACE,PORTLAND,OREGON 97232,USA	01	293
PENFOUND ANNE FRANCES /MRS. 523 HAZELFERN PLACE,PORTLAND,OREGON,97232,USA	01	96
PENTLAND MICHAEL JAMES PHILIP /MR. 8556 KATY FREEWAY,SUITE 104,HOUSTON,TEXAS 77024,USA	01	88
PERCIVAL JAMES IAN /MR. 5 EMERY AVE,MENDHAM,NJ 07945,USA	01	96
PHAKEY NEELAM /MRS. 29 SPRING GARDEN DRIVE,MADISON,NEW JERSEY 07940,USA	01	195
PHILLIPS CHRISTOPHER JOHN /DR. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
PHILLIPS TAMERA RENE /MRS. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
PLOUGH CYNTHIA SUZANNE /MISS. 2324 OLYMPIC AVENUE,MENLO PARK,CALIFORNIA 94025,USA	01	88

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
ANCO ALICE /MS. 1555 PIIKEA STREET,HONOLULU,HI 96818-1842,USA	01	337
RTLAND MARIETTA /MRS. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
RTLAND THOMAS LAWRENCE /MR. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
RTLAND THOMAS LAWRENCE /MR. DBP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
RTLAND THOMAS LAWRENCE /MR. NGP A/C 1372 DORNEY AVENUE,ALLENTOWN PA18103,USA	01	88
RTLAND THOMAS LAWRENCE /MR. SEP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
ENTICE IAN FRANCIS /MR. 3423 CORNELL PLACE,CINCINNATI,OHIO,45220-1501,U S A	01	145
EW PAUL GRAEME /MR. 2322 NORTH LAKEWOOD AVENUE,CHICAGO IL,60614,USA	01	215
EZ PIERRE JOHN DE /MR. 18028 N 15TH STREET,PHOENIX AZ,85022-1266,USA	01	48
ICE ADRIAN DOMINIC /MR. 5210 MORNINGSONG DRIVE,MEDINA,OHIO,44256,USA	01	109
UCE GLYN JOHN /MR. 2664 PINE RIDGE WAY SOUTH,APT D1,PALM HARBOR FL34684,U S A	01	1176
AN SUE /MS. 317 HARBOUR LIGHT ROAD,ALAMEDA,CA 94501-5965,USA	01	1245
IDER MARY /MS. 3955 CUMMINS FERRY ROAD,VERSAILLES,KY 40383-9672,USA	01	82
SMUSSEN KENNETH SMUSSEN MARCIA 1915 KNAPP STREET,OSHKOSH,WI 54902-6612,USA	01	1945
ARDON JOHN PATRICK O /MR. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
DDY CHALLA VEMA /MR. HR A/C 124 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
DDY CHALLA VEMA /MR. NR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
ED GREGORY ALAN /MR. 7674 TRUMBLE ROAD,COLUMBUS,MI 48063,USA	01	97
ED PATRICIA ANN /MRS. 5833 S E RIVERBOAT DRIVE 414,STUART,FL 34997,USA	01	185

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
D ERIC WILLIAM /MR. 1707 CAMINO DE VILLAS,BURBANK,CALIFORNIA,CA 91501 USA	01	601
D GEORGE RODNEY /MR. 764 HUBBARD DRIVE,LONGMONT,COLORADO 80501,USA	01	128
IZI MARGARET A /MS. 71 ALLEY ROAD,LAGRANGEVILLE,NEW YORK,12540,USA	01	222
'K HANY SADEK TADROUS /DR. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	633
'K HANY SADEK TADROUS /DR. MHSR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
'K HANY SADEK TADROUS /DR. MR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
'K IRENE ADEL ANTOUN /MRS. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	96
CHARDS MICHAEL /MR. CHARDS JANIE LENOX- /MRS. 2417 PINE RIDGE DRIVE,MODESTO,CALIFORNIA 95351-4861,U S A	01	213
GBY ALISON TAUNTON /DR. 8 FARRAR ROAD,LINCOLN,MA 01773,U S A	01	394
LEY ANDREW DAVID /MR. 4423 SOUTH WEST HAMILTON TERRACE,PORTLAND,OREGON 97201,USA	01	1410
BERTSON JACKOLYN RAE /MS. 9 ROBERTS CT,MORAGA,CA 94556-1823,USA	01	560
BSON KENNETH BRIAN /MR. 6 WILLIAM STREET,CAMBRIDGE,MASSACHUSETTS 02139,USA	01	169
SS EUAN STRANG /MR. 170-2 HAMBURG ROAD,LYME,CT 06371,USA	01	213
WLANDS STUART GRAHAM /MR. 3105 ELLINGTON DRIVE,HOLLYWOOD,CALIFORNIA 90068,USA	01	88
LE KATHERINE /MISS. 425 EAST 63RD STREET,APARTMENT E8A,NEW YORK 10021,USA	01	364
NCIMAN PETER JAEMS INGLIS /DR. C/O DIANAL AMERICA,9675 BAYPORT BLVD,PASADENA,TEXAS 77507,USA	01	62
SSELL THOMAS DONALD MICHAEL /MR. 774 CRAGMONT AVENUE,BERKELY,CALIFORNIA,CA94708,U S A	01	27
CKRIN ROSAMUND BARBERA /MRS. 6522 GREENMOUNT DRIVE,WILLOWOOD ELKRIDGE,MARYLAND 21075,USA	01	96
DAT SAKINA MOHAMED EL /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011-1551,USA	01	92

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
ED ATTIA KAUSAR /MRS. 7975 22ND AVENUE NORTH,ST PETERSBURG,FLORIDA,USA	01	681
ISBURY SINCLAIR GORDON CROWTHER /MR. 32 PROVIDENCE DRIVE,RICHBORO PA 18954 - 1660,U S A	01	28
SE DEANNE LYNN /MRS. 209 PLUM HILL DRIVE,WATSONVILLE,CALIFORNIA,95076 U S A	01	88
FORD GRAHAM /MR. C/O GENERAL DELIVERY,49 TUTHILL LANE,REMSENBURG,NY 11960,USA	01	97
INDERS MICHAEL BADEN /MR. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
INDERS SHEILA MAY /MRS. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
RAUT VERN RAUT DONALD 1865 SO FRANKLIN STREET,DENVER,COLORADO 80210,USA	01	1130
WARTZ CELIA /MS. 251 174TH STREET 1119,MIAMI BEECH,FL 33160-3357,USA	01	1365
OTT MARGARET ANNE /REV. 234 CANTERBURY ROAD,ROCHESTER,NEW YORK 14607,U S A	01	200
BASTIAN ANTHONY /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,U S A	01	96
BASTIAN ANTHONY /DR. NS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	194
BASTIAN ANTHONY /DR. RS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
BASTIAN VERONIQUE /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
RRAGO LINDA /MRS. 1310 WENDELL WAY,GARLAND,TEXAS 75043-1715,USA	01	87
RVICE JOHN DANIEL /MR. 21312 LAKE FONTAL ROAD,MONROE,WA,98272,U S A	01	294
RVI INSTRUMENTS INC 3750 RUN ROW,NAPLES,FL 34102-7865,USA	01	1130
ARKEY DIANA /MRS. 126 ROCHELLE LANE,EGG HARBOUR TOWNSHIP,NEW JERSEY,08234,USA	01	97
ARKEY WENDY MICHELE /MRS. 139 FOX HILL ROAD,BENNINGTON,VERMONT 05201,USA	01	88
ARON MICHELE CATHERINE /MS. 169 FRESH POND ROAD,EAST BRUNSWICK,NEW JERSEY,08816,USA	01	62

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
EHL CHRISTINE ANNE /MRS. 4108 WHITEACRE ROAD,FAIRFAX,VIRGINIA 22032,USA	01	308
FFIELD DEAN FFIELD ANITA 51 SOUTH FORT LANE,LAYTON,UT 84041-4317,USA	01	85
RRARD RACHEL K /MISS. 2137 NE 18TH AVENUE,PORTLAND,OREGON,97212,USA	01	422
ELS LAURA MARGARET /MS. 36 FLORENCE LANE,PRINCETON NJ 08540,U S A	01	280
PLEY JO ANN /MRS. 166 DAWSON DRIVE,CASTLE ROCK CO 80104-2151,USA	01	294
PKINS SALLY ELIZABETH /MRS. 16530 WHISPERING OAKS LANE,FORT MILL SC 29708,USA	01	52
A ROBERT /MR. 4813 LIVERPOOL LANE,RALEIGH NC 27604,USA	01	96
G LINDA LESLIE /MS. 812 NO OAKES STREET,TACOMA,WA 98406-7310,USA	01	4
VOTINEK ANNE MICHELE /MISS. 4519 EVERETT ST,KENSINGTON,MD 20895,USA	01	1180
TH CONNIE JO /MRS. 1080 SULIE LANE 153,SOUTH LAKE TAHOE,CALIFORNIA 96150,USA	01	56
TH DAVID JOHN /MR. 28D COACHMAN SQUARE,TWIN LAKES APARTMENTS,CLIFTON PARK,NY 12065,U S A	01	193
TH MARGARET ANNE /MRS. 813 CROSSFIELD PLACE,VENICE,FLORIDA,34293,USA	01	362
TH UTE MARIA /MRS. 7 WINDEMERE ROAD,WELLESLEY,MA 02481,USA	01	119
ZA JEAN VALERIE /MS. 5506 SADDLEBROOK COURT,BURKE,VA 22015,USA	01	105
RGIN ANTHONY JOHN /MR. 4252 HORTENSIA STREET,SAN DIEGO,CA 92103,USA	01	84
RGIN PERCY WALTER /MR. C/O ANTHONY J SPURGIN ESQ,4252 HORTENSIA STREET,SAN DIEGO CA 92103, U S A	01	3
CE GARRY NEIL /MR. 1524 WESTPORT CRESCENT,NEWPORT NEWS,23602 VIRGINIA,USA	01	88
ROBIN SHAYA ROBIN MOLLIE 175 WEST BROADWAY,LONG BEACH,NY 11561-4053,USA	01	270
EDMAN SCOTT GRAY /MR. 2014 HAMLIN VALLEY,HOUSTON,TX 77090,USA	01	130

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
ENSON MARGARET ANNE /MRS. 680 ATLANTIS ESTATES WAY,ATLANTIS,FLORIDA,33462,USA	01	97
ENSON WALTER ALEC /MR.,DECD CS A/C KOR/S/ MS.MARGARET ANNE STENSON R.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
ENSON WALTER ALEX /MR.,DECD DS A/C KOR/S/ MS.MARGARET ANNE STENSON R.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS.FLORIDA 33462,UNITED STATES OF AMERICA	01	97
EVENSON FELICIA HAMILTON /MS. 2125 BINFORD STREET H-44,LARAMIE,WY 82072,USA	01	679
EWART DOUGLAS ROBERT /MR. C/O BHP PETROLEUM AMERICAS INC,1360 POST OAK BOULEVARD SUITE 500, HOUSTON,TEXAS 77056-3020,USA	01	105
EWART MHAIRI MCCONNELL /MRS. 4762 EAST OREGON,BELLINGHAM WA,98226-9415,USA	01	4000
DOR CLARENCE DOR MINNIE 3428 POINT WHITE DRIVE NE,BAINBRIDGE ISLAND,WA 98110-4066,USA	01	85
OREY ANNE ELIZABETH /MRS. 591 STRAUB ROAD WEST,MANSFIELD,OHIO 44904,USA	01	145
OREY ANNE ELIZABETH /MRS. 2937 GREENSPIRE LANE,FAIRLAWN,OHIO 44333,USA	01	120
REET ANDREW /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
REET WILLIAM /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
TTON CAROL ANN /MRS. 302 WOODMERE WAY,PHOENIXVILLE,PA 19460,USA	01	96
ARTZ DIANE /MS. 158 CAPTIAN EAMES CIRCLE,ASHLAND,MA 01721,USA	01	280
ED FAIZALALI NAZIR /MR. 5000 N TRIPP AVENUE,CHICAGO,IL 60630,U S A	01	96
ME ROBERT KENNETH /MR. 35 SAYBROOKE DRIVE,PENFIELD,NEW YORK,14526,USA	01	57
LLERICO VINCENNT LLERICO ELIZABETH 87 16 PALMERO STREET,HOLLISWOOD,NY 11423-1222,USA	01	222
LONE EDWARD /MR. 3116 GRACEFIELD ROAD,APT CC413,SILVER SPRINGS,MD 20904,U S A	01	186
N PHAIX LEE /MISS. 635 KATHLEEN PLACE,WESTBURY,NEW YORK 11590,USA	01	800

NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
75	TAYLOR ANTHONY HUGH /MR. 113 LOTUS CIRCLE,SAFETY HARBOR,FLORIDA 34695,USA	01	105
63	TEMPLETON IAN JAMES /MR. P O BOX 1663,MONROE,NC 28111,U S A	01	88
85	THACKER NATVERLAL 313 DIXON AVENUE,PATERSON,NEW JERSEY,UNITED STATES OF AMERICA 07 501	01	100
15	THEODORATOS ANNETTE /MS. 3865 J ST,SACRAMENTO,CA 95816-5500,USA	01	1370
42	THIDA KHIN /MISS. 429 BLUEBIRD DRIVE,RUSSELL,KENTUCKY 41169,USA	01	88
25	THOMPSON CHARLES GEOFFREY /MR. THOMPSON DIANA JENKINS /MRS. 2795 BOLINGBROKE AVENUE,TROY,MICHIGAN 48084,USA	01	233
52	THOMSON HAMISH /MR. 1208 CLAIRE COURT NW,ALBERQUERQUE,NM 87104,USA	01	140
23	THOMSON JAMES BARRY /MR. 1527 PEREGRINE POINT DRIVE,SARASUTA,FLORIDA 34231,USA	01	785
55	TIMMERMAN WARREN /MR. 10764 HIGHWAY 141,MANNING,IA 51455-8688,USA	01	2407
89	TIMMS JANET STEIN 4314 BACHMAN DRIVE,SCHNECKSVILLE,PA 18078,USA	01	43
58	TODD IRADJ /MR. 2222 AVE OF THE STARS,APT 1701E,LOS ANGELES,CA 90067,USA	01	97
01	TOOMS JULIE ANN /MRS. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
99	TOOMS PAUL JONATHAN /MR. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
42	TUNG LEONG /MRS. 1712 EDWARD CIRCLE,BOOTHWYN,PA19061,USA	01	250
15	TURNBULL KARIN /MRS. 12529 PICRUS STREET,SAN DIEGO,CA 92129,USA	01	175
51	TURNER MALCOLM GLENN /MR. 1437 DARTMOUTH LANE,DEERFIELD,I L 60015,USA	01	109
26	UYTDEWILLIGEN RICHARD /MRS. 1232 GOLFSIDE DRIVE,WINTER PARK,FLORIDA 32792,U S A	01	119
24	VEITCH JOHN /MR. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139
3A	VEITCH LONNIE /MRS. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
DE VALERIE /MRS. DE KEITH MAXWELL PETER /MR. 1954 JOSEPH DRIVE,MORAGA,CA 94556,U S A	01	88
LTON ANTHONY /MR. 230 PARK AVENUE,SUITE 1463,NEW YORK,NY 10169,U S A	01	3000
TSON ELIZABETH MARY /MRS. 2 NORMANDY COURT,BINGHAMPTON,NY 13903-1316,USA	01	265
BB JACQUELINE MITCHELL- /MRS. 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	112
BB WILLIAM FLOYD /MR. 6110 SPRUCE FOREST,HOUSTON,TX 77092-2348,USA	01	684
IHMANN ROBERT JOSEPH /MR. C/O REEVES WIRELINE,PO BOX 307,BROUSSARD,LA 70518,USA	01	101
LKIE THOMAS MCGREGOR /MR. 664 MACARTHUR DRIVE,COLMA,CALIFORNIA 94015,U S A	01	160
LKINSON PETER JOHN /MR. 935 NORTH HOLLISTON AVENUE,PASADENA,CALIFORNIA 91104,U S A	01	33
LKINSON STEVEN /MR. 2814 YORKVIEW COURT,THE ENCLAVE AT WILLOWMERE,CHARLOTTE NC,28270,USA	01	140
LLETT MICHAEL VICTOR /MR. 607 16TH STREET,HUNTINGTON BEACH,CALIFORNIA 92648, UNITED STATES OF AMERICA	01	88
LLIAMS IVOR /MR. DECD XOR/S/ CHRISTOPHER NEIL WILLIAMS NNE ELIZABETH RYAN 10160 170TH STREET WEST,LAKEVILLE,MN55044-5673,U S A	01	135
LLIAMS SIMON JOHN CYNAN /PROF. 668 CAMINO,CAMPANA,SANTA BARBARA,CA93111-145,UNITED STATES OF AMERICA	01	175
LLS JOHN ARTHUR /MR. 11032 ACALANES DRIVE,SOBRANTE PARK,OAKLAND,CA 94603-3612,USA	01	88
LLSON GABRIELLE ANNE /MRS. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
LLSON GABRIELLE ANNE /MRS. AKW A/C 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
LLSON MICHAEL CHARLES /MR. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
LSON HEATHER /MRS. 1131 FARRINGTON DRIVE,LA HABRA,CALIFORNIA,CA 90631,USA	01	88
LFGANG ROEHLER INC BOX 771158,LAKEWOOD,OH 44107-0049,USA	01	690
IGHT ANANDA JANE /MRS. 5344 ROSALIA WAY,LAKE OSWEGO,ORGEON 97035 U S A	01	793

HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
RIGHT BARBARA /MRS. 1585 ELK FOREST ROAD,ELKTON,MARYLAND,21921,USA	01	128
RIGHT MATTHEW REGINALD /MR. 5344 ROSALIA WAY,LAKE OSWEGO,OREGON 97035 U S A	01	1191
RIGHT WILLIAM DOUGLAS /MR. 19456 RIVER RUN,LAKE OSWEGO,OREGON,OR97034,USA	01	702
ARWOOD NORMAN /MR. 10 NORTH MEADOWMIST CIRCLE,THE WOODLANDS,TEXAS,77381,USA	01	115
EWDALL MALCOIM ERNEST /MR. 6030 CHARDONNAY LANE,303 NAPLES,FLORIDA,FL 34119,U S A	01	803
OUNG CAROLE ANNE HELEN /MISS. PO BOX 1080,DILLON,COLORADO 80435,USA	01	114
OUNG REGINALD GORDON /MR.,DECD ADMIN/S/ MR ANDREW GRAHAM YOUNG 135 SAYRE DRIVE,PRINCETON,NEW JERSEY 08540,USA	01	88
ACHOW MILDRED JOYCE /MS. 2875 MAPLE VISTA LN,LAWRENCEVILLE,GA 30044-6710,USA	01	11
HU HUAIYU /MR. 34267 RED CEDAR LANE,UNION CITY,CA 94587,USA	01	88